UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

500.COM LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

33829R100

(CUSIP Number)

Sequoia Capital 2010 CGF Holdco, Ltd.

Suite 2215

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: (852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 27, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33829R100	Page 2 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CGF Holdco, Ltd. IRS Identification No. 98-0660289
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 33829R100	Page 3 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth 2010 Fund, L.P. IRS Identification No. 98-0678095
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 4 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth 2010 Partners Fund, L.P. IRS Identification No. 98-0705144
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 5 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth 2010 Principals Fund, L.P. IRS Identification No. 98-0705133
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 6 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Growth 2010 Management, L.P. IRS Identification No. 98-0678094
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 33829R100	Page 7 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 33829R100	Page 8 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 33829R100	Page 9 of 16

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,576,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,576,923
11.	Aggregate amount beneficially owned by each reporting person 35,576,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.1%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 33829R100	Page 10 of 16

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, $0.00005 par value per share (“Class A Shares”), of 500.Com Limited, a Cayman Islands corporation (the “Company”). The principal executive offices of the Company are located at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518115, People’s Republic of China (86-755) 8633-0000.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital 2010 CGF Holdco, Ltd., a Cayman Islands limited liability company (“SC Holdco”); (2) Sequoia Capital China Growth 2010 Fund, L.P., a Cayman Islands exempted limited partnership (“SCC Growth”); (3) Sequoia Capital China Growth 2010 Principals Fund, L.P., a Cayman Islands exempted limited partnership (“SCC PF”); (4) Sequoia Capital China Growth 2010 Partners Fund, L.P., a Cayman Islands exempted limited partnership (“SCC PTRS”); (5) SC China Growth 2010 Management, L.P., a Cayman Islands exempted limited partnership (“SCC MGMT”); (6) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (7) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); and (8) Neil Nanpeng Shen, a Hong Kong SAR citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(c) The principal occupation or employment of each of SC Holdco, SCC Growth, SCC PF and SCC PTRS is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC MGMT is to serve as general partner of SCC Growth, SCC PF and SCC PTRS. The principal occupation or employment of each of SCC Growth, SCC PF and SCC PTRS is to serve as the joint owners of SC Holdco. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of Neil Nanpeng Shen is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC Holdco, SCC Growth, SCC PF, SCC PTRS, SCC MGMT and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. Neil Nanpeng Shen is a citizen of Hong Kong SAR.

SCHEDULE 13D

CUSIP No. 33829R100	Page 11 of 16

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Class A Shares beneficially owned by the Reporting Persons is 35,576,923, consisting entirely of Class A Shares issuable upon conversion of outstanding Class B Ordinary Shares, $0.00005 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”) and Class B Shares issuable upon the exchange of the Exchange Notes (as defined below), for which aggregate consideration of $40 million has been paid. The source of the funds used to purchase the Class B Shares described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

In October 2013, pursuant to the Convertible Promissory Note Purchase Agreement, dated October 20, 2013, by and between the Company and SC Holdco (the “Convertible Note Purchase Agreement”), SC Holdco acquired a convertible note in an aggregate principal amount of $20 million that was automatically converted into Class B Shares upon the completion of the Company’s initial public offering. The aggregate consideration paid for the convertible note was $20 million. The convertible note did not bear interest between the date of its issuance and the date of the conversion. The conversion price per Class B Share was 80% of the initial public offering price of the Company’s American Depository Shares (“ADSs”), adjusted to reflect the Company’s ADS-to-Class A Share ratio. Based on the initial public offering price of $13.00 per ADS and the ratio of 10 Class A Shares underlying each ADS, the convertible note automatically converted into 19,230,769 Class B Shares upon the completion of the Company’s initial public offering.

In October 2013, pursuant to the Share Purchase Agreement, dated October 20, 2013, by and between the Company and SC Holdco (the “Share Purchase Agreement”), SC Holdco agreed to purchase from the Company Class B Shares, concurrently with and subject to, the completion of the Company’s initial public offering, in a private placement at a price equal to the public offering price of the Company’s ADSs in its initial public offering, adjusted to reflect the ADS-to-Class A Share ratio, for aggregate consideration of $15 million. Based on the public offering price of $13.00 per ADS and the ratio of 10 Class A Shares underlying each ADS, SC Holdco purchased 11,538,462 Class B Shares in the private placement.

In October 2013, pursuant to the Note Purchase Agreement, dated October 21, 2013, by and between Power Profit Group Limited, Heping Wan and SC Holdco (the “Note Purchase Agreement”), SC Holdco acquired exchangeable notes (the “Exchange Notes”) from Power Profit Group Limited, exchangeable at the option of SC Holdco into a number of Class B Shares equal to the outstanding principal amount of the Exchange Notes plus accrued and unpaid interest thereon divided by the exchange price specified therein. The aggregate consideration paid for the Exchange Notes was $5 million. The exchange price per Class B Share is equal to 80% of the initial public offering price of the Company’s ADSs, adjusted to reflect the Company’s ADS-to-Class A Share ratio (subject to equitable adjustment for any stock splits, stock dividends or similar recapitalization transactions). Based on the initial public offering price of $13.00 per ADS and the ratio of 10 Class A Shares underlying each ADS, the Exchange Notes can be exchanged into 4,807,692 Class B Ordinary Shares upon the completion of the Company’s initial public offering (subject to equitable adjustment for any stock splits, stock dividends or similar recapitalization transactions).

Each Class B Share is convertible at any time into one Class A Share.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors,

SCHEDULE 13D

CUSIP No. 33829R100	Page 12 of 16

including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 57,860,000 Class A Shares stated to be outstanding as of immediately following consummation of the Company’s initial public offering in the Company’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on November 22, 2013. The Reporting Persons may be deemed to beneficially own an aggregate of 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which constitutes approximately 38.1% of the Company’s Class A Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC Holdco beneficially owns 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Growth, as a parent company of SC Holdco, may be deemed to beneficially own 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF, as a parent company of SC Holdco, may be deemed to beneficially own 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Share and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS, as a parent company of SC Holdco, may be deemed to beneficially own 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCHEDULE 13D

CUSIP No. 33829R100	Page 13 of 16

SCC MGMT, as the general partner of each of SCC Growth, SCC PF and SCC PTRS, may be deemed to beneficially own an aggregate of 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 35,576,923 Class A Shares (consisting entirely of Class A Shares that can be acquired upon the conversion of outstanding Class B Shares and Class B Shares issuable upon the exchange of the Exchange Notes), which represents approximately 38.1% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the acquisition of Class A Shares acquired pursuant to the Convertible Note Purchase Agreement, the Share Purchase Agreement and the Note Purchase Agreement as more fully described in Item 3 and as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Class A Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 33829R100	Page 14 of 16

Convertible Note Purchase Agreement

Pursuant to the Convertible Note Purchase Agreement, dated October 20, 2013, SC Holdco acquired a convertible note for aggregate consideration of $20 million that was automatically converted into 19,230,769 Class B Shares upon the completion of the Company’s initial public offering. The convertible note did not bear interest between the date of its issuance and the date of the conversion. The conversion price per Class B Share was equal to 80% of the public offering price of the Company’s ADSs, adjusted to reflect the Company’s ADS-to-Class A share ratio. Each Class B Share is convertible at any time into one Class A Share.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement, dated October 20, 2013, upon the completion of the Company’s initial public offering SC Holdco acquired 11,538,462 Class B Shares in a private placement for aggregate consideration of $15 million. Each Class B Share is convertible at any time into one Class A Share.

Note Purchase Agreement

Pursuant to the Note Purchase Agreement, dated October 21, 2013, SC Holdco acquired the Exchange Notes from Power Profit Group Limited, an existing shareholder of the Company, for aggregate consideration of $5 million. The Exchange Notes are exchangeable at the option of SC Holdco into 4,807,692 Class B Shares, which is the number of Class B Shares equal to the outstanding principal amount of the Exchange Notes plus accrued and unpaid interest thereon divided by the applicable exchange price specified therein. The exchange price per Class B Share is equal to 80% of the initial public offering price of the Company’s ADSs, adjusted to reflect the Company’s ADS-to-Class A Share ratio (subject to equitable adjustment for any stock splits, stock dividends or similar recapitalization transactions). Each Class B Share is convertible at any time into one Class A Share.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of December 5, 2013, by and among SC Holdco, SCC Growth, SCC PTRS, SCC PF, SCC MGMT, SCC HOLD, SNP and Neil Nanpeng Shen.

2	Convertible Promissory Note Purchase Agreement, dated as of October 20, 2013, by and between the Company and SC Holdco (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Form F-1, filed by the Company on November 8, 2013).

3	Share Purchase Agreement, dated as of October 20, 2013, by and between the Company and SC Holdco (incorporated by reference to Exhibit 4.5 to the Form F-1, filed by the Company on October 22, 2013).

4	Note Purchase Agreement, dated as of October 21, 2013, by and between Power Profit Group Limited, Heping Wan and SC Holdco.

SCHEDULE 13D

CUSIP No. 33829R100	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 5, 2013

SEQUOIA CAPITAL 2010 CGF HOLDCO, LTD.

/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH 2010 FUND, L.P.
SEQUOIA CAPITAL CHINA GROWTH 2010 PARTNERS FUND, L.P.
SEQUOIA CAPITAL CHINA GROWTH 2010 PRINCIPALS FUND, L.P.

By: SC China Growth 2010 Management, L.P.
A Cayman Islands exempted limited partnership,
General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

SC CHINA GROWTH 2010 MANAGEMENT, L.P.

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

SCHEDULE 13D

CUSIP No. 33829R100	Page 16 of 16

SC CHINA HOLDING LIMITED

/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen